Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2017

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Q1 Fiscal Year 2018 Highlights	2
3.	Operating Performance	4
4.	Investment in New Pacific Metals Corp. (“NUAG”)	9
5.	First Quarter Fiscal 2018 Financial Results	10
6.	Liquidity and Capital Resources	12
7.	Financial Instruments and Related Risks	14
8.	Off-Balance Sheet Arrangements	16
9.	Transactions with Related Parties	17
10.	Alternative Performance (Non-IFRS) Measures	17
11.	Critical Accounting Policies and Estimates	21
12.	New Accounting Standards	23
13.	Other MD&A Requirements	23
14.	Outstanding Share Data	23
15.	Risks and Uncertainties	24
16.	Disclosure Controls and Procedures	27
17.	Changes in Internal Control over Financial Reporting	27
18.	Directors and Officers	28
Forward Looking Statements		28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2017 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2017, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2017, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2017. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A.

This MD&A is prepared as of August 2, 2017 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on Toronto Stock Exchange and commencing May 15, 2017, on NYSE American Stock Exchange.

2. Q1 Fiscal Year 2018 Highlights

  Net income attributable to equity shareholders of $10.9 million, or $0.07 per share1 , up 134% compared to net income attributable to equity shareholders of $4.7 million, or $0.03 per share in the prior year quarter;

  Sales of $39.7 million, up 13% compared to $35.3 million in the prior year quarter;

  Gross margin of 50% compared with 45% in the prior year quarter;

  Cash flow from operations of $16.9 million, compared to $20.2 million in the prior year quarter;

  Dividend of $1.7 million, or $0.01 per share, paid to equity shareholders;

  Ended the quarter with $102.1 million in cash and cash equivalents and short-term investments, an increase of $5.6 million or 6% compared to $96.5 million as at March 31, 2017;

  Silver, lead, and zinc metals sold amounted to approximately 1.5 million ounces silver, 15.9 million pounds lead, and 5.0 million pounds zinc, down 8%, 5%, and 4%, respectively from the prior year quarter;

  Head grades were 304 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.8% for zinc at the Ying Mining District, compared to 308 g/t for silver, 4.4% for lead and 1.1% for zinc in the prior year quarter;

  Total and cash mining costs per tonne ore2 of $68.12 and $50.29, respectively, compared to $68.70 and $47.24 in the prior year quarter;

__________________________
1 Earnings per share refers to basic earnings per share
2 Non IFRS measure, please refer to section 9 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Cash cost per ounce of silver2 , net of by-product credits, of negative $3.57, compared to positive $0.08 in the prior year quarter;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $4.70, compared to $7.06 in the prior year quarter; and,

  Realized a gain of $4.3 million on the disposal of the Company’s 2.5% net smelter return (“NSR”) in the Silvertip mine.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2017:

	Three months ended June 30, 2017
	Ying Mining
	District[1]	GC2	Consolidated

Production Data
Mine Data
Ore Mined (tonne)	160,408	64,865	225,273
Ore Milled (tonne)	164,959	65,944	230,903

+ Mining cost per tonne of ore mined ($)	76.67	46.99	68.12
Cash mining cost per tonne of ore mined ($)	54.78	39.20	50.29
Non cash mining cost per tonne of ore mined ($)	21.89	7.79	17.83

+ Unit shipping costs($)	4.08	-	2.87

+ Milling costs per tonne of ore milled ($)	10.10	19.85	12.88
Cash milling costs per tonne of ore milled ($)	8.07	16.73	10.54
Non cash milling costs per tonne of ore milled ($)	2.03	3.12	2.34

+ Average Production Costs
Silver ($ per ounce)	5.74	7.03	6.24
Gold ($ per ounce)	445	-	499
Lead ($ per pound)	0.35	0.56	0.40
Zinc ($ per pound)	0.41	0.62	0.44
Other ($ per pound)	0.34	0.02	0.02

+ Total production costs per ounce of Silver, net of by-product credits ($)	(0.23)	(3.33)	(0.62)
+ Total cash costs per ounce of Silver, net of by-product credits ($)	(2.97)	(7.80)	(3.57)

+ All-in sustaining costs per ounce of Silver, net of by-product credits ($)	3.66	(2.48)	4.70
+ All-in costs per ounce of Silver, net of by-product credits ($)	3.96	0.51	5.33

Recovery Rates
Silver (%)	95.8	81.2	94.1
Lead (%)	96.3	88.8	95.4
Zinc (%)	45.8	80.9	66.2

Head Grades
Silver (gram/tonne)	304	98	245
Lead (%)	4.6	1.6	3.7
Zinc (%)	0.8	2.7	1.3

Concentrate in stock
Lead concentrate (tonne)	4,050	61	4,111
Zinc concentate (tonne)	980	237	1,217

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,324	189	1,513
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	13,765	2,147	15,912
Zinc (in thousands of pounds)	755	4,244	4,999
Other (in thousands of pounds)	254	7,902	8,156

Metal Sales
Silver (in thousands of $)	18,204	1,979	20,183
Gold (in thousands of $)	959	-	959
Lead (in thousands of $)	11,647	1,801	13,448
Zinc (in thousands of $)	739	3,942	4,681
Other (in thousands of $)	208	218	426
	31,757	7,940	39,697
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.75	10.47	13.34
Gold ($ per ounce)	1,066	-	1,066
Lead ($ per pound)	0.85	0.84	0.85
Zinc ($ per pound)	0.98	0.93	0.94

1 Ying Mining District i ncludes mines: SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate consists of 60.5% from l ead concentrates and 20.8% from zinc concentrates.
2 GC Silver sold i n zinc concentrates i s s ubjected to higher smelter and refining charges which lowers the net s ilver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2016:

	Three months ended June 30, 2016
	Ying Mining
	District[1]	GC2	Consolidated

Production Data
Mine Data
Ore Mined (tonne)	173,508	64,349	237,857
Ore Milled (tonne)	167,747	63,587	231,334

+ Mining costs per tonne of ore mined ($)	78.64	41.91	68.70
Cash mining costs per tonne of ore mined ($)	52.33	33.50	47.24
Non cash mining costs per tonne of ore mined ($)	26.30	8.41	21.46

+ Unit shipping costs($)	3.87	-	2.82

+ Milling costs per tonne of ore milled ($)	12.25	18.81	14.05
Cash milling costs per tonne of ore milled ($)	10.07	15.60	11.59
Non cash milling costs per tonne of ore milled ($)	2.18	3.21	2.46

+ Average Production Costs
Silver ($ per ounce)	6.66	8.19	7.04
Gold ($ per ounce)	496	-	536
Lead ($ per pound)	0.32	0.50	0.35
Zinc ($ per pound)	0.30	0.46	0.31
Other ($ per pound)	-	0.01	0.01

+ Total production costs per ounce of Silver, net of by-product credits ($)	2.96	4.60	3.11
+ Total cash costs per ounce of Silver, net of by-product credits ($)	0.12	(0.28)	0.08

+ All-in sustaining costs per ounce of Silver, net of by-product credits ($)	5.80	4.76	7.06
+ All-in costs per ounce of Silver, net of by-product credits ($)	7.34	5.10	8.48

Recovery Rates
Silver (%)	95.7	76.8	93.6
Lead (%)	96.4	86.9	95.3
Zinc (%)	48.4	85.8	67.5

Head Grades
Silver (gram/tonne)	308	99	251
Lead (%)	4.4	1.5	3.6
Zinc (%)	1.1	2.9	1.6

Concentrate in stock
Lead concentrate (tonne)	3,669	55	3,724
Zinc concentate (tonne)	280	133	413

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,490	149	1,639
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	14,861	1,860	16,721
Zinc (in thousands of pounds)	1,820	3,407	5,227
Other (in thousands of pound)	-	8,186	8,186

Metal Sales
Silver (in thousands of $)	19,366	1,471	20,837
Gold (in thousands of $)	872	-	872
Lead (in thousands of $)	9,381	1,112	10,493
Zinc (in thousands of $)	1,053	1,906	2,959
Other (in thousands of $)	-	110	110
	30,672	4,599	35,271
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.00	9.87	12.71
Gold ($ per ounce)	969	-	969
Lead ($ per pound)	0.63	0.60	0.63
Zinc ($ per pound)	0.58	0.56	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.7% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended June 30, 2017 (“Q1 Fiscal 2018”), on a consolidated basis, the Company mined 225,273 tonnes of ore, a decrease of 5% compared to 237,857 tonnes in the three months ended June 30, 2016 (“Q1 Fiscal 2017”). The decrease in ore mined was mainly due to a decrease of 8% or 13,100 tonnes at the Ying Mining District, offset by 516 tonnes ore increase from the GC Mine. Ore milled were 230,903 tonnes, comparable to 231,334 tonnes of ore milled in Q1 Fiscal 2017.

(b) Metal Sales

In Q1 Fiscal 2018, the Company sold 1.5 million ounces of silver, 900 ounces of gold, 15.9 million pounds of lead, and 5.0 million pounds of zinc, compared to 1.6 million ounces of silver, 900 ounces of gold, 16.7 million pounds of lead, and 5.2 million pounds of zinc, respectively, in Q1 Fiscal 2017. The decrease of metals sold was mainly due to not all metals produced in the quarter being sold in the same quarter as the Company intentionally increased its concentrate inventory at the Ying Mining District. As at June 30, 2017, lead concentrate inventory at the Ying Mining District was 4,050 tonnes, an increase of 1,757 tonnes, compared to 2,293 tonnes of lead concentrate inventory as at March 31, 2017.

(c) Mining and Milling Costs

In Q1 Fiscal 2018, the consolidated total mining costs and cash mining costs were $68.12 and $50.29 per tonne, compared to $68.70 and $47.24 per tonne, respectively, in Q1 Fiscal 2017. The increase in cash mining costs were mainly due to $0.7 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter. On a consolidated basis, in Q1 Fiscal 2018, approximately 36,036 meters (“m”) or $1.0 million of underground diamond drilling (Fiscal Q1 2017 – 19,807 m or $0.6 million) and 10,629 m or $2.7 million of preparation tunnelling (Fiscal Q1 2017 – 8,322 m or $2.4 million) were completed and expensed as mining preparation costs.

The consolidated total milling costs and cash milling costs in Q1 Fiscal 2018 were $12.88 and $10.54 per tonne, a decrease of 8% and 9% compared to $14.05 and $11.59 per tonne, respectively, in Q1 Fiscal 2017. The decrease in cash milling costs was mainly due to the exclusion of mineral resources tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed and included directly as part of cost of sales.

Correspondingly, the consolidated cash production costs per tonne of ore processed in Q1 Fiscal 2018 increased by 3% to $63.70 from $61.65 in the prior year quarter.

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2018, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $0.62 and negative $3.57 compared to $3.11 and $0.08 respectively, in the prior year quarter. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 35% increase in by-product credits, mainly arising from 35% and 65% increase in lead and zinc net realized selling prices. Sales from lead and zinc accounted for 46% of the total sales and amounted to $18.1 million, an increase of $4.7 million, compared to $13.5 million in the prior year quarter.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2018, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $4.70 compared to $7.06 in Q1 Fiscal 2017. The decrease was mainly due to the increase of by-product credits as discussed above.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Ore Mined (tonne)	160,408	112,755	171,303	179,194	173,508
Ore Milled (tonne)	164,959	108,051	182,259	180,154	167,747
Head Grades
Silver (gram/tonne)	304	298	303	302	308
Lead (%)	4.6	4.8	4.8	4.9	4.4
Zinc (%)	0.8	0.8	0.8	1.1	1.1
Recoveries
Silver (%)	95.8	96.6	95.1	95.5	95.7
Lead (%)	96.3	95.6	96.7	96.3	96.4
Zinc (%)	45.8	46.2	47.5	42.9	48.4
Metal Sales
Silver (in thousands of ounce)	1,324	1,255	1,555	1,630	1,490
Gold (in thousands of ounce)	0.9	0.7	0.7	1.0	0.9
Lead (in thousands of pound)	13,765	13,520	17,269	17,768	14,861
Zinc (in thousands of pound)	755	1,033	1,210	1,785	1,820
Cash mining costs ($ per tonne)	54.78	49.99	55.21	49.13	52.33
Total mining costs ($ per tonne)	76.67	53.50	80.53	76.30	78.64
Cash milling costs ($ per tonne)	8.07	10.43	9.09	8.85	10.07
Total milling costs ($ per tonne)	10.10	13.60	11.03	10.86	12.25
Cash production costs ($ per tonne)	66.93	64.34	68.22	61.79	66.27

Cash costs per ounce of silver ($)	(2.97)	(3.73)	(4.60)	(2.68)	0.12
All-in sustaining costs per ounce of silver ($)	3.66	0.74	1.34	2.33	5.80

* Figures may not add due to rounding

In Q1 Fiscal 2018, the total ore mined at the Ying Mining District was 160,408 tonnes, a decrease of 8%, compared to 173,508 tonnes mined in the prior year quarter. The decrease was mainly due to additional downtime arising from several power down days due to power grid upgrade by State Grid Corporation of China impacting the TLP, LMW and LME mines and hoist maintenance and cable steel replacement at the SGX and HZG mines. Correspondingly, ore milled decreased by 2% to 164,959 tonnes from 167,747 tonnes in the prior year quarter. Head grades were 304 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.8% for zinc, compared to 308 g/t for silver, 4.4% for lead and 1.1% for zinc in the prior year quarter.

In Q1 Fiscal 2018, the Ying Mining District sold approximately 1.3 million ounces silver, 13.8 million pounds lead, and 0.7 million pounds zinc, compared to 1.5 million ounces silver, 14.9 million pounds lead, and 1.8 million pounds of zinc in the prior year quarter. The decrease of metals sold at the Ying Mining District was mainly due to i) a 2% decrease of ore milled and ii) not all metals produced were sold in the same quarter as the Company intentionally increased its concentrate inventory at the Ying Mining District. As at June 30, 2017, Ying Mining District had 4,050 tonnes of lead concentrate inventory and 980 tonnes of zinc concentrate inventory, an increase of 1,759 and 500 tonnes, respectively, compared to 2,293 tonnes of lead concentrate and 480 tonnes of zinc concentrate held as at March 31, 2017.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2018 were $76.67 and $54.78 per tonne, respectively, compared to $78.64 and $52.33 per tonne in the prior year quarter. The

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

increase in cash mining costs was mainly due to a 12% or $0.3 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter.

Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2018 were $10.10 and $8.07, a decrease of 18% and 20%, respectively, compared to $12.25 and $10.07 in Q1 Fiscal 2017. The decrease in cash milling costs was mainly due to the exclusion of mineral resources tax from milling costs.

Correspondingly, cash production cost per tonne of ore processed in Q1 Fiscal 2018 at the Ying Mining District was $66.93, an 1% increase compared to $66.27 in the prior year quarter due to the increase in per tonne cash mining offset by the decrease in per tonne milling costs as discussed above.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the Ying Mining District, was negative $2.97 compared to $0.12 in the prior year quarter. The improvement was mainly due to a $2.2 million or 20% increase in by-product credits offset by the 1% increase in the per tonne cash production costs as discussed above.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the Ying Mining District was $3.66 compared to $5.80 in the prior year quarter. The improvement was mainly due to lower cash cost per ounce of silver as discussed above.

In Q1 Fiscal 2018, approximately 31,064 m or $0.7 million of underground diamond drilling (Fiscal Q1 2017 – 16,498 m or $0.4 million) and 5,337 m or $1.4 million of preparation tunnelling (Fiscal Q1 2017 –4,836 m or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 18,890 m or $5.2 million of horizontal tunnel, raises and declines (Q1 Fiscal 2017 – 16,685 m or $4.9 million) were completed and capitalized.

(ii) GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Ore Mined (tonne)	64,865	40,224	81,481	74,692	64,349
Ore Milled (tonne)	65,944	39,929	81,080	76,100	63,587
Head Grades
Silver (gram/tonne)	98	91	89	96	99
Lead (%)	1.6	1.3	1.4	1.6	1.5
Zinc (%)	2.7	2.6	2.8	2.8	2.9
Recovery Rates
Silver (%)	81.2	72.8	75.4	76.2	76.8
Lead (%)	88.8	82.4	85.5	86.6	86.9
Zinc (%)	80.9	74.8	86.5	86.4	85.8
Metal Sales
Silver (in thousands of ounce)	189	53	179	183	149
Lead (in thousands of pound)	2,147	818	2,214	2,163	1,860
Zinc (in thousands of pound)	4,244	455	4,478	4,106	3,407
Cash mining costs ($ per tonne)	39.20	37.91	31.34	28.61	33.50
Total mining costs ($ per tonne)	46.99	45.37	38.90	36.78	41.91
Cash milling costs ($ per tonne)	16.73	20.06	13.09	12.94	15.60
Total milling costs ($ per tonne)	19.85	24.99	15.50	15.57	18.81
Cash production costs ($ per tonne)	55.93	57.97	44.43	41.55	49.10

Cash costs per ounce of silver ($)	(7.80)	(1.72)	(13.11)	(6.39)	(0.28)
All-in sustaining costs per ounce of silver ($)	(2.48)	14.55	(6.12)	(1.49)	4.76

In Q1 Fiscal 2018, the total ore mined at the GC Mine was 64,865 tonnes, comparable to 64,349 tonnes of mined in Q1 Fiscal 2017, while ore milled increased by 4% to 65,944 tonnes from 63,587 tonnes in the prior year quarter. Head grades were 98 g/t for silver, 1.6% for lead, and 2.7% for zinc compared to 99 g/t for silver, 1.5% for lead, and 2.9% for zinc in the prior year quarter.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2018, GC Mine sold 189 thousand ounces of silver, 2.1 million pounds of lead, 4.2 million pounds of zinc, up 27%, 15%, and 25%, compared to 149 thousand ounces of silver, 1.9 million pounds of lead, and 3.4 million pounds of zinc sold in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2018 were $46.99 and $39.20 per tonne, compared to $41.91 and $33.50 per tonne in Q1 Fiscal 2017. The increase in cash mining costs was mainly due to a 31% or $0.4 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter.

Total and cash milling costs per tonne at the GC Mine in Q1 Fiscal 2018 were $19.85 and $16.73, compared to $18.81 and $15.60, respectively, in Q1 Fiscal 2017. The slight increase in milling costs was mainly due to additional efforts in improving the milling recovery rates resulting in additional labor costs and material consumption.

The cash production costs per tonne of ore processed in Q1 Fiscal 2018 at the GC Mine increased to $55.93 from $49.10 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $7.80 compared to negative $0.28 in the prior year quarter. The decrease was mainly due to $2.8 million or 91% increase in by-product credits as a 40% and 66% increase in net realized lead and zinc selling prices and more lead and zinc metals sold at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the GC Mine was negative $2.48 compared to $4.76 in the prior year quarter as a 40% and 66% increase in net realized lead and zinc selling prices and more lead and zinc metals sold.

In Q1 Fiscal 2018, approximately 4,972 m or $0.3 million of underground diamond drilling (Q1 Fiscal 2017 – 3,309 m or $0.2 million) and 5,292 m or $1.3 million of tunnelling (Q1 Fiscal 2017 – 3,486 m or $1.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 158 m or $0.1 million of horizontal tunnel, raises and declines (Q1 Fiscal 2017 – 582 m or $0.2 million) were completed and capitalized.

(iii) BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. The Company continues to review alternatives for this project.

4. Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers.

As at June 30, 2017, the Company owned 10,806,300 common shares (March 31, 2017 – 10,806,300) of NUAG, representing an ownership interest of 16.1% (March 31, 2017 – 16.1%).

The Company accounts for its investment in NUAG common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG. The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance, March 31, 2017	10,806,300	8,517	8,517
Share of net loss		(244)
Share of other comprehensive loss		(5)
Foreign exchange impact		218
Balance June 30 , 2017	10,806,300	$8,486	$8,744

On July 17, 2017, the Company purchased an additional 25,000,000 shares of NUAG through a private placement for a total consideration of $20 million. As a result, the Company owned 35,806,300 common shares of NUAG, representing an ownership interest of 31.9%.

5. First Quarter Fiscal 2018 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Sales	$39,697	$34,064	$47,838	$46,298
Gross Profit	20,005	20,304	26,379	25,759
Expenses and foreigh exchange	(7,026)	(5,083)	(4,557)	(4,643)
Impairment recovery (charges)	-	5,278	-	-
Gain on disposal of mineral rights and properties	4,319	-	-	-
Other Items	236	981	169	827
Net (loss) income	13,514	16,334	16,638	16,006
Net (loss) income, attributable to the
shareholders of the Company	10,937	13,507	13,115	12,378
Basic (loss) earnings per share	0.07	0.08	0.08	0.07
Diluted (loss) earnings per share	0.06	0.08	0.08	0.07
Cash dividend declared	1,679	-	1,585	-
Cash dividended declared per share (CAD)	0.01	-	0.01	-
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
Sales	$35,271	$19,426	$29,081	$27,213
Gross Profit	15,744	6,193	9,538	8,828
Expenses and foreigh exchange	(6,203)	(7,189)	(3,981)	(4,770)
Impairment recovery (charges)	(181)	-	-	-
Other Items	(39)	(219)	(189)	451
Net Income (Loss)	6,520	(727)	3,916	2,979
Net income (Loss), attributable to the
shareholders of the Company	4,674	(1,520)	3,326	2,234
Basic earnings (loss) per share	0.03	(0.01)	0.02	0.01
Diluted earnings (loss) per share	0.03	(0.01)	0.02	0.01
Cash dividend declared	-	-	-	-
Cash dividended declared per share (CAD)	-	-	-	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Financial Results – Q1 Fiscal 2018

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2018 was $10.9 million, or basic earnings per share of $0.07, compared to $4.7 million, or $0.03 per share in Q1 Fiscal 2017.

The Company’s financial results in Q1 Fiscal 2018 were mainly impacted by the following: i) the increase of metal prices, as the realized selling price for silver, lead, and zinc increased by 5%, 35%, and 65%, compared to the prior year quarter; ii) a $4.3 million gain on disposal of Silvertip Mine’s NSR; offset by i) a $1.6 million foreign exchange loss, ii) less metals sold, and iii) a 3% increase in per tonne cash production costs.

Sales in Q1 Fiscal 2018 were $39.7 million, up 13% compared to $35.3 million in the same quarter last year. Silver and gold sales represented $20.2 million and $1.0 million, respectively, while base metals represented $18.5 million of total sales compared to silver, gold and base metals sales of $20.8 million, $0.9 million, and $13.6 million, respectively, in the prior year quarter.

Fluctuation in sales revenue is mainly dependent on metal sales and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q1 Fiscal 2018, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Net realized selling prices	$13.34	$12.71	$1,066	$969	$0.85	$0.63	$0.94	$0.57
Add back: Value added taxes	2.27	2.16	-	-	0.14	0.11	0.16	0.10
Add back: Smelter charges and recovery	2.49	2.14	202	291	0.10	0.17	0.37	0.38
SME	$18.10	$17.01	$1,268	$1,260	$1.09	$0.90	$1.47	$1.04
LME	$17.21	$16.78	$1,257	$1,260	$0.98	$0.78	$1.18	$0.87

Cost of sales in Q1 Fiscal 2018 was $19.7 million compared to $19.5 million in Q1 Fiscal 2017. The cost of sales included $14.1 million (Q1 Fiscal 2017 - $14.2 million) production costs, $1.1 million mineral resources tax (Q1 Fiscal 2017 - $0.4 million), and $4.5 million (Q1 Fiscal 2017 - $5.0 million) depreciation and amortization charges. The increase of mineral resources tax was mainly because the mineral resources tax was levied based on a certain percentage of sales in the current quarter while it was levied based on the tonnage of ore milled in the prior year quarter. The decrease of depreciation and amortization charges was mainly due to higher mineral reserves at the Ying Mining District as defined in the NI43-101 technical report released in February 2017, resulting in lower depreciation and amortization charges per unit of metal production.

Gross profit margin in Q1 Fiscal 2018 improved to 50%, compared to 45% in Q1 Fiscal 2017. The improvement of gross profit margin was mainly due to the increase of metal prices. Ying Mining District’s gross margin was 56% compared to a 49% gross profit margin in the prior year quarter, while GC Mine’s profit margin was 30% compared to a 17% gross profit margin in the prior year quarter.

General and administrative expenses in Q1 Fiscal 2018 were $4.6 million, an increase of 4% or $0.2 million, compared to $4.4 million in Q1 Fiscal 2017. Items included in general and administrative expenses in Q1 Fiscal 2018 are as follows:

(i)	Amortization expenses of $0.3 million (Q1 Fiscal 2017 - $0.4 million);

(ii)	Office and administrative expenses of $1.2 million (Q4 Fiscal 2014 - $1.4 million);

(iii)	Salaries and benefits of $2.2 million (Q1 Fiscal 2017 - $1.6 million);

(iv)	Stock based compensation expense of $0.4 million (Q1 Fiscal 2017 - $0.2 million); and

(v)	Professional fees of $0.5 million (Q1 Fiscal 2017 - $0.7 million).

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Fiscal 2018, the Government of Henan Province, China, removed an employer’s option to match the base of an employee paying the premium of the retirement pension insurance, medical insurance, work-related injury insurance, employment insurance, and childbirth insurance (correctly “Social Security Insurance”) but solely based on the total the taxable salaries and wages paid to employees of an entity to calculate an employer’s responsibilities for the premium of the Social Security Insurance. The Company expects such change would increase the total labour costs at the Ying Mining District by approximately 10%.

Government fees and other taxes in Q1 Fiscal 2018 were $0.8 million (Q1 Fiscal 2017 - $1.7 million). Government fee includes environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese.

Foreign exchange loss in Q1 Fiscal 2018 was $1.6 million compared to $0.1 million in Q1 Fiscal 2017. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q1 Fiscal 2018 was $0.2 million compared to $0.3 million in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Q1 Fiscal 2018 was $4.3 million compared to $nil in the prior year quarter. On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of loss in an associate in Q1 Fiscal 2018 was $0.2 million (Q1 Fiscal 2017 – gain of $17), representing the Company’s equity pickup in NUAG.

Finance income in Q1 Fiscal 2018 was $0.6 million compared to $0.4 million in Q1 Fiscal 2017. The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs in Q1 Fiscal 2018 was $0.1 million compared to $0.3 million in Q1 Fiscal 2017. The finance costs in the current period related to the unwinding of discount of environmental rehabilitation provision.

Income tax expenses in Q1 Fiscal 2018 were $4.0 million compared to $2.8 million in Q1 Fiscal 2017. The income tax expenses recorded in Q1 Fiscal 2018 included current income tax expenses of $3.2 million (Q1 Fiscal 2017 – $0.7 million) and deferred income taxes expenses of $0.8 million (Q1 Fiscal 2017 – $2.1 million).

6. Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2017 were $102.1 million, an increase of $5.6 million or 6%, compared to $96.5 million cash and cash equivalents and short-term investment as at March 31, 2017.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Working capital as at June 30, 2017 was $80.7 million, an increase of $10.0 million or 14%, compared to $70.7 million working capital as at March 31, 2017.

Cash flows provided by operating activities in Q1 Fiscal 2018 were $16.9 million, a decrease of $3.2 million or 16%, compared to $20.2 million in the prior year quarter. Before changes in non-cash operating working capital1, cash flows provided by operating activities in Q1 Fiscal 2018 were $14.8 million, a decrease of $0.7 million or 5%, compared to $15.5 million in the prior year quarter. The decrease in cash flow provided by operating activities is mainly due to $4.1 million income tax paid in the current quarter while net tax refunds of $0.1 million were received in the prior year quarter.

Cash flows used in investing activities in Q1 Fiscal 2018 were $10.8 million (Q1 Fiscal 2017 - $11.8 million), comprising mainly of payment of $5.9 million for capital mineral exploration and development expenditures (Q1 Fiscal 2017 - $5.0 million), and $1.2 million for acquisition of plant and equipment (Q1 Fiscal 2017 - $2.4 million), and $3.7 million for net purchases of short-term investments (Q1 Fiscal 2017 - $4.0 million).

Cash flows used in financing activities in Q1 Fiscal 2018 were $6.6 million, comprising mainly of $4.9 million distributions to non-controlling interest and $1.7 million cash dividend to the equity shareholders of the Company. In Q1 Fiscal 2017, cash flow from financing activities were $0.2 million arising from the issuance of common shares of the Company from stock options exercised.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,791	$707	$3,084	$-
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2017, the Company has two office rental agreements totaling $3,791 for the next five years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2017, the Company incurred rental expenses of $158 (three months ended June 30, 2016 - $152), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

________________________
1 Non-IFRS measure

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP mine. A trial was heard in March 2017 but a court decision has not yet been made. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. A trial was heard in April 2017 but a court decision has not yet been made. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2017 and March 31, 2017 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$74,300	$-	$-	$74,300
Investments in publicly traded companies	5,520	-	-	5,520

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2017 and March 31, 2017, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three months ended June 30, 2017 and 2016.

(a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		June 30, 2017			March 31, 2017
	Within a year	2-3 years	4-5 years	Total	Total
Accounts payable and accrued liabilities	$26,383	$-	$-	$26,383	$30,374

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	June 30, 2017	March 31, 2017
Financial assets denominated in U.S. Dollars	$48,279	$29,093
Financial assets denominated in Chinese RMB	$1	$7,115

As at June 30, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.8 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at June 30, 2017, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2017 is considered to be immaterial. There were no amounts in receivables which were past due at June 30, 2017 (at March 31, 2017 - $nil) for which no provision is recognized.

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.55 million.

8. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9. Transactions with Related Parties

Related party transactions not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

Due from related parties	June 30, 2017	March 31, 2017
NUAG	$37	$92

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three months ended June 30, 2017, the Company recovered $110 (three months ended June 30, 2016 - $38) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

10. Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2017 and 2016: (a) Cash and Total Costs per Ounce Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$14,123	$5,569	$19,692
Mineral resource tax		(873)	(238)	(1,111)
Total production costs expensed into cost of salses	A	13,250	5,331	18,581
Amortization and depletion		(3,628)	(844)	(4,472)
Total cash production cost expensed into cost of sales	B	9,622	4,487	14,109
By-product sales
Gold		(959)	-	(959)
Lead		(11,647)	(1,801)	(13,448)
Zinc		(739)	(3,942)	(4,681)
Other		(208)	(218)	(426)
Total by-product sales	C	(13,553)	(5,961)	(19,514)
Silver ounces sold ('000s)	D	1,324	189	1,513
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$(0.23)	$(3.33)	$(0.62)
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$(2.97)	$(7.80)	$(3.57)

By-product credits per ounce of silver
Gold		$(0.72)	$-	$(0.63)
Lead		(8.80)	(9.53)	(8.89)
Zinc		(0.56)	(20.86)	(3.09)
Other		(0.16)	(1.15)	(0.28)
Total by-product credits per ounce of silver		$(10.24)	$(31.54)	$(12.89)

Three months ended June 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,714	$3,813	$19,527
Amortization and depletion		(4,236)	(727)	(4,963)
Total cash production cost expensed into cost of sales	B	11,478	3,086	14,564
By-product sales
Gold		(872)	-	(872)
Lead		(9,381)	(1,112)	(10,493)
Zinc		(1,053)	(1,906)	(2,959)
Other		-	(110)	(110)
Total by-product sales	C	(11,306)	(3,128)	(14,434)
Silver ounces sold ('000s)	D	1,490	149	1,639
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$2.96	$4.60	$3.11
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$0.12	$(0.28)	$0.08

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.53)
Lead		(6.30)	(7.46)	(6.40)
Zinc		(0.71)	(12.79)	(1.81)
Other		-	(0.74)	(0.07)
Total by-product credits per ounce of silver		$(7.59)	$(20.99)	$(8.81)

*Mineral resources tax was levied based on the tonnage of ore milled and was included in cash production costs during the three months ended June 30, 2016.

(b) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the periods presented:

		Ying Mining			Developing
Three months ended June 30, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,123	$-	$5,569	$-	$-	$19,692
Depreciation, amortization and depletion		(3,628)	-	(844)	-	-	(4,472)
By-products credits		(13,553)	-	(5,961)	-	-	(19,514)
Total cash cost, net of by-product credits		(3,058)	-	(1,236)	-	-	(4,294)
General & administrative		1,332	163	529	68	2,478	4,570
Amorization included in general & adminnistrative		(97)	(83)	(52)	-	(48)	(280)
Government fees and other taxes		695	-	132	-	14	841
Reclamation accretion		89	8	7	1	-	105
Sustaining capital		5,890	37	151	-	92	6,170
All-in sustaining costs, net of by-product credits	A	$4,851	$125	$(469)	$69	$2,536	$7,112
Non-sustaining expenditures		386	-	566	-	-	952
All-in costs, net of by-product credits	B	$5,237	$125	$97	$69	$2,536	$8,064
Ounces of silver sold	C	1,324	-	189	-	-	1,513
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$3.66	$-	$(2.48)	$-	$-	$4.70
All-in costs per ounce of silver, net of by-product credits	B/C	$3.96	$-	$0.51	$-	$-	$5.33

		Ying Mining			Developing
Three months ended June 30, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,714	$-	$3,813	$-	$-	$19,527
Depreciation, amortization and depletion		(4,236)	-	(727)	-	-	$(4,963)
By-products credits		(11,306)	-	(3,128)	-	-	$(14,434)
Total cash cost, net of by-product credits		172	-	(42)	-	-	130
General & administrative		1,569	249	482	51	2,034	4,385
Amorization included in general & adminnistrative		(147)	(104)	(58)	-	(48)	(357)
Government fees and other taxes		1,567	-	111	1	16	1,695
Reclamation accretion		88	8	7	2	-	105
Sustaining capital		5,396	5	209	-	-	5,610
All-in sustaining costs, net of by-product credits	A	$8,645	$158	$709	$54	$2,002	$11,568
Non-sustaining expenditures		2,285	-	51	-	-	2,336
All-in costs, net of by-product credits	B	$10,930	$158	$760	$54	$2,002	$13,904
Ounces of silver sold	C	1,490	-	149	-	-	1,639
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$5.80	$-	$4.76	$-	$-	$7.06
All-in costs per ounce of silver, net of by-product credits	B/C	$7.34	$-	$5.10	$-	$-	$8.48

(c) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the periods presented:

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2017
		Ying Mining
		District	GC	Consolidated
Cost of sales		$14,123	$5,569	$19,692
Mineral resource tax		(873)	(238)	(1,111)
Production costs expensed in cost of sales	A	13,250	5,331	18,581
Metals revenue ( in thousands of US$)
Silver	B	18,204	1,979	20,183
Gold	C	959	-	959
Lead	D	11,647	1,801	13,448
Zinc	E	739	3,942	4,681
Other	F	208	218	426
	G	31,757	7,940	39,697
Metals sold
Silver (in thousands of ounces)	H	1,324	189	1,513
Gold (in thousands of ounces)	I	0.9	-	0.9
Lead (in thousands of pounds)	J	13,765	2,147	15,912
Zinc (in thousands of pounds)	K	755	4,244	4,999
Other (in thousands of pounds)	L	254	7,902	8,156
Average production costs ($/unit)
Silver	B/G*A/H	$5.74	$7.03	$6.24
Gold	C/G*A/I	$445	$-	$499
Lead	D/G*A/J	$0.35	$0.56	$0.40
Zinc	E/G*A/K	$0.41	$0.62	$0.44
Other	F/G*A/L	$0.34	$0.02	$0.02

Three months ended June 30, 2016
		Ying Mining
		District	GC	Consolidated
Cost of sales		$15,714	$3,813	$19,527
Mineral resource tax		-	-	-
Production costs expensed in cost of sales	A	15,714	3,813	19,527
Metals revenue ( in thousands of US$)
Silver	B	19,366	1,471	20,837
Gold	C	872	-	872
Lead	D	9,381	1,112	10,493
Zinc	E	1,053	1,906	2,959
Other	F	-	110	110
	G	30,672	4,599	35,271
Metals sold
Silver (in thousands of ounces)	H	1,490	149	1,639
Gold (in thousands of ounces)	I	0.9	-	0.9
Lead (in thousands of pounds)	J	14,861	1,860	16,721
Zinc (in thousands of pounds)	K	1,820	3,407	5,227
Other (in thousands of pounds)	L	-	8,186	8,186
Average production cost ($/unit)
Silver	B/G*A/H	$6.66	$8.19	$7.04
Gold	C/G*A/I	$496	$-	$536
Lead	D/G*A/J	$0.32	$0.50	$0.35
Zinc	E/G*A/K	$0.30	$0.46	$0.31
Other	F/G*A/L	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Production Costs per Tonne

Three months ended June 30, 2017		Ying Mining
		District	GC	Consolidated
Cost of sales		$14,123	$5,569	$19,692
Less: mineral resource tax		(873)	(238)	(1,111)
Less: stockpile and concentrate inventory - Beginning		(3,480)	(126)	(3,606)
Add: stockpile and concentrate inventory - Ending		4,943	91	5,034
Adjustment for foreign exchange movement		(121)	(939)	(1,060)
Total production costs		$14,592	$4,357	$18,949
Non-cash mining costs	A	3,512	505	4,017
Non-cash milling costs	B	335	206	541
Total non-cash production costs		$3,847	$711	$4,558
Cash mining costs	C	8,787	2,543	11,330
Shipping costs	D	627	-	627
Cash milling costs	E	1,331	1,103	2,434
Total cash production costs		$10,745	$3,646	$14,391
Ore mined ('000s)	F	160.408	64.865	225.273
Ore shipped ('000s)	G	153.819	64.865	218.684
Ore milled ('000s)	H	164.959	65.944	230.903
Per tonne production costs
Non-cash mining costs ($/tonne)	I=A/F	21.89	7.79	17.83
Non-cash milling costs ($/tonne)	J=B/H	2.03	3.12	2.34
Non-cash production costs ($/tonne)	K=I+J	$23.92	$10.91	$20.17
Cash mining costs ($/tonne)	L=C/F	54.78	39.20	50.29
Shipping costs ($/tonne)	M=D/G	4.08	-	2.87
Cash milling costs ($/tonne)	N=E/H	8.07	16.73	10.54
Cash production costs ($/tonne)	0=L+M+N	$66.93	$55.93	$63.70
Total production costs ($/tonne)	P=K+O	$90.85	$66.84	$83.87

Three months ended June 30, 2016		Ying Mining
		District	GC	Consolidated
Cost of sales		$15,714	$3,813	$19,527
Less: mineral resource tax				-
Less: stockpile and concentrate inventory - Beginning		(4,886)	(135)	(5,021)
Add: stockpile and concentrate inventory - Ending		5,253	211	5,464
Adjustment for foreign exchange movement		292	5	297
Total production costs		$16,373	$3,894	$20,267
Non-cash mining costs	A	4,564	541	5,105
Non-cash milling costs	B	366	204	570
Total non-cash production costs		$4,930	$745	$5,675
Cash mining costs	C	9,080	2,156	11,236
Shipping costs	D	674	-	674
Cash milling costs	E	1,689	992	2,681
Total cash production costs		$11,443	$3,148	$14,591
Ore mined ('000s)	F	173.51	64.35	237.86
Ore shipped ('000s)	G	174.20	64.35	238.55
Ore milled ('000s)	H	167.75	63.59	231.33
Per tonne production costs
Non-cash mining costs ($/tonne)	I=A/F	26.30	8.41	21.46
Non-cash milling costs ($/tonne)	J=B/H	2.18	3.21	2.46
Non-cash production costs ($/tonne)	K=I+J	$28.49	$11.62	$23.93
Cash mining costs ($/tonne)	L=C/F	52.33	33.50	47.24
Shipping costs ($/tonne)	M=D/G	3.87	-	2.82
Cash milling costs ($/tonne)	N=E/H	10.07	15.60	11.59
Cash production costs ($/tonne)	0=L+M+N	$66.27	$49.10	$61.65
Total production costs ($/tonne)	P=K+O	$94.76	$60.72	$85.58

11. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended June 30, 2017, as well as the audited consolidated financial statements for the year ended March 31, 2017.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. New Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. In April 2016, the IASB issued targeted amendments to IFRS 15 related to identifying performance obligations, principal vs agent consideration, licensing and transitional relief for modified contracts and completed contracts. The Company is assessing the impact of this standard and related amendment.

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments effective April 1, 2011. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 - Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Amendments to IFRS 2 - Share-based payment. On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, regarding accounting for cash-settled share-based payment transactions that include a performance condition, classification of share-based payment transactions with net settlement features and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this amendment.

IFRIC 22 - Foreign currency transactions and advance consideration. On December 8, 2016, the IASB published IFRIC 22, Foreign Currency Transactions and Advance Consideration to clarify the exchange rate that should be used for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this standard.

13. Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2017.

14. Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,892,023 common shares with a recorded value of $232.2 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2/24/2020
180,000	5.35	8/8/2017
184,000	5.40	12/3/2017
143,000	4.34	9/18/2019
167,562	3.91	3/7/2018
990,000	3.63	2/18/2020
168,375	3.25	6/2/2018
266,124	3.41	9/12/2018
132,937	2.98	1/21/2019
378,375	1.75	5/29/2019
247,865	1.76	10/14/2019
1,509,757	1.43	6/2/2020
3,036,394	0.66	12/30/2018
7,434,389

15. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2017. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage. The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii)other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

16. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2017, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Alex Zhang, Vice President, Exploration

Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Gordon Neal, Vice President Corporate Development

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 29